Hi Team,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley Europe SE.

- Refreshed 7R
- Schedule F, Section II – all reportable information in response to form questions now included on the form itself rather than via exhibit

Furthermore, as required, we have submitted all other relevant documentation:
- Opinion Counsel – no change
- 7R – refreshed version submitted

Please let me know if you have any queries.

Kind regards,
Samiul

Samiul Hoque, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2456
Samiul.Hoque@morganstanley.com
www.morganstanley.com